Exhibit 99.3

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES AGREEMENT OF SALE BY BANCO ESPÍRITO SANTO TO BANQUE SOFINCO OF SHARES OF CREDIBOM

Luxembourg/Portugal – July 10, 2003 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) announced agreement of sale by BES to Banque Sofinco of shares of Credibom, under the terms and for the purposes of article 248 of the Portuguese Securities Code that:

1.	Banco Espírito Santo S.A. and Banque Sofinco S.A. (Groupe Crédit Agricole), have agreed on the sale by Banco Espírito Santo to Banque Sofinco of shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisição a Crédito S.A. (Credibom), a consumer credit company jointly set up by Banco Espírito Santo (60%) and Banque Sofinco (40%) in 1995.
2.	The price agreed for the sale of the shares is € 78,750,000.00, which is translated into an extraordinary result of € 74,260,000.00 in the individual accounts of Banco Espírito Santo, which, in view of the national and international economic situation, will be primarily allocated to reinforcing the fund for general banking risks.
3.	Banco Espírito Santo will continue to hold shares representing 15% of the share capital of Credibom, Banque Sofinco holding 85%.
4.	The transaction is pending the approval of Banco de Portugal, under the terms of applicable legislation.

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

- ### -